UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2001

                         clipclop.com  Enterprises  Inc.
                         -------------------------------
                 (Translation of registrant's name into English)

Suite  1500,  789  West  Pender  Street,  Vancouver,  BC,  Canada  V6C  1H2
---------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form  20-F [X]    Form  40-F [  ]

[Indicate  by  check  mark  whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82  -     .]

                          CLIPCLOP.COM ENTERPRISES INC.
                         #1500 - 789 WEST PENDER STREET
                             VANCOUVER, BC  V6C 1H2

                                  NEWS RELEASE

           CLIPCLOP.COM APPOINTS NEW OFFICERS AND ISSUES STOCK OPTIONS

FOR  IMMEDIATE  RELEASE

VANCOUVER,  BC  -  MARCH  1,  2001  CLIPCLOP.COM ENTERPRISES INC. (OTCBB: CLOPF)

clipclop.com Enterprises Inc. (the "Company") announces that, effective February 26, 2001, it has appointed Jerry O. Bohn the Secretary and Vice-President of Marketing, Aric Gastwirth, CPA, the Chief Financial Officer, Gregg G. Schlender Vice-President of Sales and Ryan H. Spurgin Vice-President of Technology.

Each one of the above officers was granted 1,000,000 incentive stock options to serve in their positions. The options vest as to fifty percent on the date of the grant, and as to fifty percent on January 1, 2002. Jonathan Severn, President, stated "We are very excited about the experiences that the officers bring to the table. We are all very committed to the long term growth of the Company."

Andrew Carruthers, Director, has been granted 500,000 incentive stock options to continue serving the Company in his present position.

clipclop.com is an e-commerce, information, entertainment and advice Internet web site catering to the $25 billion annual equine industry.

                          CLIPCLOP.COM ENTERPRISES INC.
                         #1500 - 789 WEST PENDER STREET
                             VANCOUVER, BC  V6C 1H2

                                  NEWS RELEASE

                      CLIPCLOP.COM APPOINTS NEW MANAGEMENT

FOR  IMMEDIATE  RELEASE

VANCOUVER,  BC  -  MARCH  7,  2001  CLIPCLOP.COM ENTERPRISES INC. (OTCBB: CLOPF)

The Company announces that it has entered into a letter of intent for the acquisition of all the issued and outstanding shares of USe-Store, LLC. The purchase price and acquisition terms were finalized on February 27, 2001 and the purchase is anticipated to be completed by April 1, 2001. All of the issued and outstanding shares of USe-Store, LLC will be acquired from the shareholders of USe-Store, LLC in consideration of the Company issuing an aggregate of 10,000,000 common shares to these shareholders an by issuing a promissory note for $250,000. USe-Store, LLC is an e-market place with more than seven hundred
(700) hosted members and projected annual revenues of $200,000 for the twelve months forward*. Aric Gastwirth, Chief Financial Officer of the Company, is anticipating that "clipclop.com will become a profitable operating company by mid June of this year with potential for a substantial increase in sales and earnings in the foreseeable future*." The clipclop.com and use-store.com websites will be cross promoting each other through pop-up windows placed on each of these websites. USe-Store, LLC nationally advertises its on-line product search engine through television media and a paid referral program. Membership on USe-Store is anticipated to grow by more than 500 customers a month*.

USe-Store, LLC is a California company that is owned 31.50% by Jonathan Severn, the President and CEO of ClipClop.com enterprises, Inc.

Legal  Notice  Regarding  Forward-Looking  Statements
-----------------------------------------------------

This press release contains "forward-looking statements", including forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this press release have been identified with an "*" and include statements regarding:

- USe-Store, LLC's projected revenues of $200,000 for the twelve months going forward; and

- clipclop.com becoming a profitable operating company by mid June of this year with potential for a substantial increase in sales and earnings in the foreseeable future.

It is important to note that the Company's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as, insufficient demand and market acceptance of the products, emergence of companies with competing or superior products, unforeseen changes in the software and hardware technology used in connection with the Internet, unforeseen claims in connection with the Company's intellectual property rights in connection with web hosting services, continued development and maintenance of the infrastructure required for the Internet, continued and expanded use of the Internet as a basis for e-commerce, communication and computing, and the overall success of the Company and its subsidiaries in general.

Although clipclop.com Inc, believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in the Company's annual report of Form 20-F for the year ended December 31, 2000 and the Company's other periodic reports filed from time-to-time with the Securities and Exchange Commission.

                                     FORM 27
                                 SECURITIES ACT
                                 --------------

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
              -----------------------------------------------------

ITEM  1          Reporting  Issuer

Clipclop.com  Enterprises  Inc.
(the  "Company")
#1500  -  789  West  Pender  Street
Vancouver,  BC  V6C  1H2
(604)  408-8890

ITEM  2          Date  of  Material  Change

March  1,  2001

ITEM  3          Press  Release

March  1,  2001
Vancouver,  British  Columbia

ITEM  4          Summary  of  Material  Change

The Company announces the appointment of new officers and the granting of stock options.

ITEM  5          Full  Description  of  Material  Change

The  Company announces that, effective February 26, 2001, it has appointed Jerry
O. Bohn the Secretary and Vice-President of Marketing, Aric Gastwirth, CPA, the Chief Financial Officer, Gregg G. Schlender Vice-President of Sales and Ryan H. Spurgin Vice-President of Technology.

Each one of the above officers was granted 1,000,000 incentive stock options to serve in their positions. The options vest as to fifty percent on the date of the grant, and as to fifty percent on January 1, 2002. Jonathan Severn, President, stated "We are very excited about the experiences that the officers bring to the table. We are all very committed to the long term growth of the Company."

Andrew Carruthers, Director, has been granted 500,000 incentive stock options to continue serving the Company in his present position.

clipclop.com is an e-commerce, information, entertainment and advice Internet web site catering to the $25 billion annual equine industry.

ITEM  6          Reliance  on  Section  85(2)  of  the  Act

N/A

ITEM  7          Omitted  Information

N/A

ITEM  8          Senior  Officers

Jonathan  Severn,  President  and  C.E.O.

ITEM  9          Statement  of  Senior  Officer

The  foregoing  accurately  discloses  the  material  change referred to herein.

          DATED  at  Vancouver,  BC  this  8th  day  of  March,  2001.

     /s/  Jonathan  Severn
     JONATHAN  SEVERN
     President,  CEO  and  Director

                                     FORM 27
                                 SECURITIES ACT
                                 --------------

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
              -----------------------------------------------------

ITEM  1          Reporting  Issuer

clipclop.com  Enterprises  Inc.
(the  "Company")
#1500  -  789  West  Pender  Street
Vancouver,  BC  V6C  1H2
(604)  408-8890

ITEM  2          Date  of  Material  Change

March  7,  2001

ITEM  3          Press  Release

March  7,  2001
Vancouver,  British  Columbia

ITEM  4          Summary  of  Material  Change

The Company announces that it has entered into a letter of intent with USe-Store, LLC.

ITEM  5          Full  Description  of  Material  Change

     The Company announces that it has entered into a letter of intent for the acquisition of all the issued and outstanding shares of USe-Store, LLC. The purchase price and acquisition terms were finalized on February 27, 2001 and the purchase is anticipated to be completed by April 1, 2001. All of the issued and outstanding shares of USe-Store, LLC will be acquired from the shareholders of USe-Store, LLC in consideration of the Company issuing an aggregate of 10,000,000 common shares to these shareholders an by issuing a promissory note for $250,000. USe-Store, LLC is an e-market place with more than seven hundred
(700) hosted members and projected annual revenues of $200,000 for the twelve months forward*. Aric Gastwirth, Chief Financial Officer of the Company, is anticipating that "clipclop.com will become a profitable operating company by mid June of this year with potential for a substantial increase in sales and earnings in the foreseeable future*." The clipclop.com and use-store.com websites will be cross promoting each other through pop-up windows placed on each of these websites. USe-Store, LLC nationally advertises its on-line product search engine through television media and a paid referral program. Membership on USe-Store is anticipated to grow by more than 500 customers a month*.

     USe-Store, LLC is a California company that is owned 31.50% by Jonathan Severn, the President and CEO of ClipClop.com enterprises, Inc.

ITEM  6          Reliance  on  Section  85(2)  of  the  Act

N/A

ITEM  7          Omitted  Information

N/A

ITEM  8          Senior  Officers

Jonathan  Severn,  President  and  C.E.O.

ITEM  9          Statement  of  Senior  Officer

The  foregoing  accurately  discloses  the  material  change referred to herein.

          DATED  at  Vancouver,  BC  this  8th  day  of  March,  2001.

     /s/  Jonathan  Severn
     JONATHAN  SEVERN
     President,  CEO  and  Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     CLIPCLOP.COM  ENTERPRISES  INC.
     (Registrant)


Date:  March  22,  2001     /s/  Andrew  Carruthers
                            Andrew  Carruthers,  Director